
JM


03024087

Johnson Matthey

June 23, 2003


SUPPL
PROCESSED
JUL 11 2003
THOMSON
FINANCIAL
SEC MAIL
RECEIVED
PROCESSING
JUN 25 2003
WASH. D.C.
181
SECTION

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7099 3400 0005 5446 4204

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

Notification of Major Interests In Shares	**19 May 2003**
Dealings By Directors	**27 May 2003**
Proposed New Articles of Association	**16 June 2003**
Dealings By Directors	**19 June 2003**
Annual Report	**Annual Report and Accounts 2003**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

Enclosure
cc: S. A. Farrant (w/o enclosures)
O:\LG\S\SEC\SEC062303.DOC

dlw 6/30

NORTH AMERICAN CORPORATE
460 East Swedesford Road, Suite 2000, Wayne PA 19087-1880 TEL: (610) 971-3000, FAX: (610) 971-3022

7099 3400 0005 5446 4266





Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Holding(s) in Company
Released	14:02 19 May 2003
Number	2682L

NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company — Johnson Matthey plc

2. Name of shareholder having a major interest — Zurich Financial Services (Threadneedle Investments)

3. Person with holding — As in 2 above

4. *Name of registered holder*

BNY (OCS) Nominees Ltd (A/c 219077)	13,240
BNY (OCS) Nominees Ltd (A/c 219059)	158,000
BNY (OCS) Nominees Ltd (A/c 219078)	7,460
BNY (OCS) Nominees Ltd (A/c 219064)	360,523
Littledown Nominees Ltd (A/c 07199)	43,550
Littledown Nominees Ltd (A/c 02891)	5,550,000
Littledown Nominees Ltd (A/c 07198)	319,076
Littledown Nominees Ltd (A/c 27642)	27,892
Littledown Nominees Ltd (A/c 11121)	14,221
Littledown Nominees Ltd (A/c 07205)	450,769
Littledown Nominees Ltd (A/c 21688)	458,511
Littledown Nominees Ltd (A/c 02642)	308,000
Littledown Nominees Ltd (A/c 07207)	654,000
Littledown Nominees Ltd (A/c 09890)	125,800
Littledown Nominees Ltd (A/c 03449)	176,000
Total	*8,667,042*

5. Number of shares/amount of stock acquired — 0

6. Percentage of issued class — not known

7. Number of shares/amount of stock disposed — 127,379

8. Percentage of issued class — 0.058

9. Class of security — Ordinary £1 shares

10.	Date of transaction	not known
11.	Date company informed	15 May 2003
12.	Total holding following this notification	8,667,042
13.	Total percentage holding of issued class following this notification	3.95%
14.	Any additional information	
15.	Name of contact and telephone number for queries	Brigid Conway 0207 269 8461
16.	Name of authorised company official responsible for making this notification	Simon Farrant

Date of this notification: **19 May 2003**

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	10:33 27 May 2003
Number	5468L

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
D W Morgan
J N Sheldrick

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan and Scheme Dividend Reinvestment (N A P Carson only)

Number of shares/amount of stock acquired

C R N Clark	42
N A P Carson	42
D W Morgan	42
J N Sheldrick	42

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£8.66

Date of transaction
21 May 2003

Date company informed
22 May 2003

Total holding following this notification
C R N Clark 65,860
N A P Carson 36,863
D W Morgan 35,003
J N Sheldrick 91,917

Total percentage holding of issued class following this notification
0.10%

Contact and telephone number for queries
Brigid Conway
020 7269 8461

Name of authorised company official responsible for making this notification:
Simon Farrant
020 7269 8461

Date of Notification: **27 May 2003**

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	New Articles of Associations
Released	16:28 16 Jun 2003
Number	3867M

For immediate release Monday 16th June 2003

Proposed New Articles of Associations

A copy of the above document, which will be proposed for approval and adoption at the forthcoming Annual General Meeting of the Company on 16 July 2003, has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, The North Colonnade, Canary Wharf, London E14 5HS, Tel. No. (0) 20 7676 1000.

Enquiries:

Simon Farrant, Company Secretary	020 7269 8417
Ian Godwin, Group Corporate Communication Manager	020 7269 8410

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Dealings by Directors
Released	16:47 19 Jun 2003
Number	5529M

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
D W Morgan
J N Sheldrick

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Participation Scheme.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Employee Share Participation Scheme.

Number of shares/amount of stock acquired

C R N Clark	42
N A P Carson	42
D W Morgan	42
J N Sheldrick	42

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£9.23

Date of transaction

18 June 2003

Date company informed
19 June 2003

Total holding following this notification
C R N Clark 65,902
N A P Carson 36,905
D W Morgan 35,045
J N Sheldrick 91,959

Total percentage holding of issued class following this notification
0.06%

Contact and telephone number for queries
Brigid Conway
020 7269 8461

Name of authorised company official responsible for making this notification:
Simon Farrant
020 7269 8461

Date of Notification: 19 June 2003

END

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